SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

EMVELCO Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29247A109

(CUSIP Number)

Michiel Roovers

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 446 1161

COPY TO:

Eric S. Shube, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP NO. 29247A109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Koninklijke KPN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

820,399
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

820,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 29247A109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

KPN Telecom B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

820,399
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

820,399

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EMVELCO Corp. (formerly EuroWeb International Corp.), a Delaware corporation (the Company), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003, September 23, 2003, October 3, 2003, April 19, 2004, January 31, 2005, February 2, 2005, May 1, 2006 and December 4, 2006 filed on behalf of Koninklijke KPN N.V. (KPN), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V (KPN Telecom), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

On January 26, 2007, pursuant to the previously reported Amendment No. 2 (the Second Amended Purchase Agreement) dated as of December 1, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom and CORCYRA d.o.o. (CORCYRA), as previously amended by Amendment No. 1 dated as of April 28, 2006, KPN Telecom sold and CORCYRA purchased 781,006 shares of the Company’s common stock pursuant to the Second Special Closing. Pursuant to Section 2.2(b) of the Second Amended Purchase Agreement, CORCYRA paid the Advance toward CORCYRA’s payment of the Final Closing Purchase Price.

Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) KPN and KPN Telecom are beneficial owners of 820,399 shares of the Company’s common stock or 15.2% of the outstanding shares of the Company’s common stock. These shares are owned directly by KPN Telecom, which is a wholly owned subsidiary of KPN. KPN is indirect beneficial owner of these shares. Pursuant to the Second Amended Purchase Agreement, CORCYRA has agreed to purchase KPN Telecom’s remaining 820,399 shares of the Company’s common stock on July 2, 2007; provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), CORCYRA may be deemed to have shared disposition and voting power with KPN and KPN Telecom with respect to these shares. The beneficial ownership percentage reported above is based upon 5,414,370 shares of common stock of the Company issued and outstanding as of November 14, 2006, as set forth in the Company’s latest Quarterly Report on Form 10QSB filed with the Securities and Exchange Commission on November 14, 2006.

(c) As previously reported, KPN Telecom entered into the Second Amended Purchase Agreement and the Second Amended Escrow Agreement within the last 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 7 is hereby amended by adding the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Power of Attorney dated January 24, 2007

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 26, 2007 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ M.G. ROOVERS
Name:	M.G. Roovers
Title:	Legal Counsel

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

By:	/s/ M.G. ROOVERS
Name:	M.G. Roovers
Title:	Legal Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	Power of Attorney dated January 24, 2007